

February 17, 2011

Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

Sent Via Fax (904) 880-0350

      Re: **Web.com Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 5, 2010
              Form 10-Q for the Quarterly Period Ended September 30, 2010
              Filed November 5, 2010
              Form 8-K filed October 15, 2010
              Form 8-K filed November 10, 2010
              File No. 000-51595

Dear Mr. Carney:

We have reviewed your letter dated January 20, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Note 8 – Long-term Debt and Capital Lease Obligations

Debt Covenants, page 13

1.   We note your response to prior comment 7 with respect to your disclosure of the
        Covenant EBITDA values for the quarterly periods ended September 30, 2010, June 30,
        2010, March 30, 2010 and December 31, 2009. We further note that your debt covenants
        are based upon your Consolidated Leverage Ratio and Consolidated Fixed Charge
        Coverage Raito, both of which are calculated using Covenant EBITDA as the
        denominator and numerator respectively. Please explain why you believe it is
        meaningful to include the Covenant EBITDA amounts for those particular quarters in
        isolation from the consolidated debt amounts and consolidated fixed charges used to
        calculate the ratios and the related quantification as of the fiscal quarter ended September
        30, 2010.

Note 14 - Commitments and contingencies, page 19

2.   We note in your disclosure and in your response to prior comment 9 that on October 22,
        2010 you entered into a settlement agreement with Baidu, Inc. and that your insurance
        company paid the full amount of the settlement proceeds directly to Baidu, Inc.
        subsequent to filing this Form 10-Q. Please address the following:

        •   We note your conclusion that a right of offset did exist because the insurance
            company had agreed to make the settlement payment. Please provide a more
            detailed analysis under ASC 210-20-45-1. Specifically, explain whether Baidu,
            Inc. had the legal right to make the claim directly with the insurance company or
            whether the insurance company was a party to the settlement agreement.

        •   Describe how you applied the subsequent event guidance in ASC 855-10-55.

3.   Additionally, we note your disclosure on page 20 that describes your involvement in a
        class action alleged violation of Sections 11 and 15 of the Securities Act. We further note
        that the insurers for the defendants, including Register.com LP, will make the settlement
        payment on behalf of the issuers. Please tell us whether you have concluded that the right
        of offset exists under these circumstances and describe your analysis under ASC 210-20-
        45-1.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Comparison of the Results for the Three Months Ended September 30, 2010 to the Results for
the Three Months Ended September 30, 2009

Subscription Revenue, page 26

4.   We note that your response to prior comment 11 indicates that you experienced
        unfavorable revenue trends during the three and nine months ended September 30, 2010
        due to the amortization of deferred revenue associated with the Register.com LP
        acquisition which was recorded at a fair value 49% less than the historical value cost
        basis recorded by Register.com LP. However, in comparing Web.com Group Inc.'s per
        subscriber revenues for the quarter ended September 30, 2009 with the combined
        Web.com Group, Inc. and Register.com LP per subscriber revenues for the quarter ended
        September 30, 2010, please tell us how that comparison on a per subscriber basis is
        meaningful. Tell us if Register.com LP domain name registration subscriptions would
        contribute, (absent the fair value adjustments), comparable per subscriber revenues to
        Web.com Group, Inc.'s subscription offerings of website design, shared hosting,
        application hosting and eCommerce and marketing. If significantly different, tell us what
        consideration you gave to disclosing the per subscriber revenue metrics based on the
        different service offerings provided to Register.com LP and Web.com Group, Inc.
        subscribers in order to make historical comparisons more meaningful.

5.   Your response does not address how you considered disclosing whether any trends in
        these comparisons and the customer volume decreases are reasonably likely to have a
        material favorable or unfavorable impact on future revenues, gross margin or operating
        income. See Section III.B.3 of Release No. 33-8350 for additional guidance.

Form 8-K filed October 15, 2010

Exhibit 99.2 – Unaudited pro forma condensed consolidated combined financial information of
the Company and subsidiaries and Register.com LP

6.   We note that your response to prior comment 3 includes your representation that the
        financial statements of Register.com Investments Cooperatie U.A. would not be
        materially different from the financial statements of Register.com LP. Your disclosures
        surrounding the cash account of Register.com LP are included in Note 3 (k) to the
        unaudited pro forma balance included in Exhibit 99.2. Please explain further how this
        unaudited disclosure bridges the gap between the audited financial statements required
        for the acquired consolidated Register.com LP since investors were not provided the
        audited financial statement and footnote disclosures of Register.com LP and so do not

have insight into what other obligations, commitments or contingencies may exist at the parent's consolidated level.

Unaudited Pro Forma Combined Condensed Balance Sheet

7.   We note in your response to prior comment 4 that the pro forma adjustment to cash and cash equivalents as of June 30, 2010 does not include any transaction costs. Please tell us how this presentation complies with Rule 11-02(b)(6) of Regulation S-X, which indicates that pro forma balance sheet adjustments are required for events that are "directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring."

Unaudited Pro Forma Combined Condensed Statement of Operations

Year Ended December 31, 2009 and Period Ended July 29, 2010

8.   We note your response to prior comment 6 indicates that dilutive shares issued to calculate pro forma dilutive loss per share excludes 1.7 million potentially dilutive shares due to the anti-dilution provisions described in ASC 260-10-45-19. Please include disclosure to this effect in your amended Form 8-K.

Form 8-K filed November 10, 2010

Exhibit 99.1

9.   We have reviewed your response to prior comment 1. As a preliminary matter, please explain in further detail why it would require unreasonable efforts to provide comparable forward-looking GAAP figures for the forward-looking pro forma non-GAAP figures included in the investor presentation. As you know, Rule 100 of Regulation G requires that publicly disclosed non-GAAP financial measures be accompanied by a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP as well as a reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. This requires that the comparable GAAP financial measures and the reconciliation between the non-GAAP and GAAP financial measures be included in the document in which the non-GAAP financial measures are disclosed or released. Reference to other filings does not satisfy this requirement. Accordingly, we are unable to concur with your analysis and we note that your proposed disclosure does not adequately address the concerns raised. Therefore please amend your Form 8-K to provide the presentation and reconciliation required by Rule 100 and confirm that you will provide conforming disclosure in future filings. For further guidance, see Question 102.12 of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

10.   We have reviewed your response to prior comment 2 and we reissue our comment. Please tell us how your chief executive and chief financial officers considered these disclosure deficiencies in assessing the effectiveness of your disclosure controls and procedures.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant